SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-892
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Goodrich Corporation Employees’ Savings Plan Including:

The Report of Independent Registered Public Accounting Firm; Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.
2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION EMPLOYEES’ SAVINGS PLAN
May 29, 2009	/s/ Kevin P. Heslin
Kevin P. Heslin
Chairman of Goodrich Corporation Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Goodrich Corporation Employees’ Savings Plan
December 31, 2008 and 2007, and year ended December 31, 2008 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Employees’ Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and
year ended December 31, 2008
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Employees’ Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charlotte, NC
May 29, 2009

Goodrich Corporation Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value (Note 3)	$1,179,044,823	$1,706,034,504
Contribution receivable- Goodrich Corporation	8,861,959	7,571,678

Total Assets	1,187,906,782	1,713,606,182

Adjustment from fair value to contract value for fully benefit responsive investment contracts	32,626,285	5,686,461

Net assets available for benefits	$1,220,533,067	$1,719,292,643

See accompanying notes to financial statements

Goodrich Corporation Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Investment income (loss):
Interest	$14,369,465
Dividends	33,108,794
Net appreciation (depreciation) in aggregate fair value of investments (Note 3)	(560,992,203)

(513,513,944)
Contributions from:
Participants	87,622,616
Goodrich Corporation	44,741,469

132,364,085

Total additions (subtractions)	(381,149,859)

Deductions
Benefit payments	116,926,013
Administrative expenses	615,704

Total deductions	117,541,717

Trust transfers, net (Note 1)	(68,000)

Net decrease	(498,759,576)

Net assets available for benefits at beginning of year	1,719,292,643

Net assets available for benefits at end of year	$1,220,533,067

See accompanying notes to financial statements.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following description of Goodrich Corporation Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all non-bargaining unit employees and substantially all bargaining unit employees of Goodrich Corporation (the “Company”) and all subsidiaries of the Company to which the Plan has been extended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
During 2008, the fair value of trust transfers of assets from the Plan (as a result of employees moving from salary status to Rohr union status) and to the Plan from other defined contribution plans of acquired entities, resulted in a net transfer of assets from the Plan of $68,000.
Participation in the Plan
The Plan offers participants the choice of three savings options: an after-tax savings option, a pre-tax 401(k) savings option and a Roth 401(k) option. Under the traditional after-tax savings and Roth 401(k) options, participant contributions are subject to federal income taxes. When withdrawn, participants pay income tax on the investments earnings on traditional after-tax contributions. Investment earnings on Roth 401(k) contributions are never taxed as long as certain conditions are met upon withdrawal. Under the pre-tax savings option the participant postpones paying federal income taxes on the amount of contributions deducted from his or her salary until the contributions are withdrawn from the Plan. Participants can elect to participate in all of the savings options. Participants can contribute to each of the investment funds under all savings options.
Contributions
Each employee who elects to become a participant in the Plan may make pre-tax, after-tax or Roth 401(k) contributions up to 25% of their qualified compensation, as defined in the Plan document. Maximum pre-tax plus Roth 401(k) participant contributions (which are limited by Internal Revenue Service regulations) were $15,500 for 2008. Highly compensated employees may be limited to contributing a lower percentage than 25% in order to facilitate the Plan’s passing of non-discrimination testing. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
Effective June 1, 2003 the Company match for all non-bargaining employees participating in the Plan was decreased from 100% to 50% on the first 6% of eligible earnings.
In December 2005, the Plan was amended to change the Company match that applies to non-bargaining unit and certain bargaining unit employees hired after December 31, 2005 to 100% of participant contributions up to 6% of pay. In addition, these participants will receive a Company contribution equal to 2% of eligible pay at the end of each Plan year provided they are still employed. This 2% contribution is subject to a 3-year vesting schedule. In addition, non-bargaining unit and certain bargaining unit employees hired prior to December 31, 2005 who elected to freeze pension benefit service, effective July 1, 2006, receive the same match and Company contributions as new hires.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2008
Vesting Provisions
Participant contributions and earnings thereon are always fully vested. The Company match contribution and other Company contributions made to participant accounts subsequent to December 31, 2001 and earnings thereon are 100% vested. The Plan was amended in December 2005 to provide discretionary contributions, and the additional 2% Company contribution is subject to a 3-year vesting schedule.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.
The Plan provides for the acceptance of rollover contributions from other plans qualified under the Internal Revenue Code (the “Code”).
Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.
Benefit Payments
Company contributions made after January 1, 1990, but prior to January 1, 2002, may not be withdrawn until the participant reaches age 55 or upon termination, disability or death. Company matching contributions made on or after January 1, 2002, may not be withdrawn until age 59 1/2 or upon termination, disability or death. Participants separating from service who meet certain requirements have the option of deferring distribution of the vested value of his or her account until age 70-1/2.
A participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan document.
A participant who elects to withdraw from the Plan is paid the fair value of his or her vested account balance. Distributions from the Company Stock Fund are made in cash or stock. Distributions from the other funds are made in cash.
Forfeiture of Interest
Upon a participant’s separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.
All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by The Company. If the Plan is terminated, any forfeited amounts not yet applied against the Company’s contributions will accrue ratably to the remaining participants in the Plan at the date of termination.
Participant Loans
Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate, which ranged from 1.23% to 11.5% during 2008. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate, which ranged from 4.0% to 11.5% during 2008. Under either type of loan, participants may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum a participant may borrow is $1,000. In general, participant loans are repaid in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2008
Administrative Expenses
Investment management fees and administrative expenses related to recordkeeping are charged against the earnings of the investment funds in which the participants’ funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, all participants will become 100% vested and the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.
The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Human Resource Department of the Company.
2. Significant Accounting Policies
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
New Accounting Standard
On January 1, 2008 the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS 157) for its investments recognized at fair value. The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements. SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also describes three levels of inputs that may be used to measure fair value:
Level 1 — quoted prices in active markets for identical assets and liabilities;
Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities; and
Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measurement at fair value.
Mutual Funds
Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at the end of the year.
Goodrich Stock Fund
The Goodrich Stock Fund is a unitized separate account comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Unitized Separate Accounts
The unitized separate accounts are comprised of common stock and short-term cash investments. The unit value of the accounts are derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Brokerage Link
Investments in the individual Fidelity mutual funds and investments under the brokerage link are valued at quoted market prices in an active market on the last business day of the Plan year.
Collective Trust Funds
The collective trust funds are comprised of fixed income/equity investments and short-term cash investments. The unit value of the accounts are derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments.
Investment Contracts
Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. The fair value of participation units owned by the funds are determined based on the fair value of the underlying fixed income portfolio on the last day of the Plan year. Fixed income securities held by the funds are valued each day based on readily available market quotations received from independent or affiliated commercial pricing services. The fair value of the wrapper on investment contracts is determined by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to measurement date using an appropriate discount rate. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Investments reported in the Plan’s Form 5500 differ from Investments reported in the Statements of Net Assets Available for Benefits at December 31, 2008 and 2007 by the adjustment from fair value to contract value for the fully benefit responsive investment contracts of $32,626,285 and $5,686,461, respectively. The adjustments to contract value were a result of the positive accrual throughout the year on the contract values in combination with the underlying portfolio performance.
Participant Loans
Participant loans are valued at their outstanding balance, which approximates fair value.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Goodrich Corporation Employees’ Savings Plan
Notes to Financial Statements
December 31, 2008
3. Fair Value of Financial Investments, Carried at Fair Value
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2008	2007
JP Morgan Chase & Co. 2A Stable Value Fund	$249,427,814	$240,651,045
Goodrich Corporation 2I Company Stock	163,714,647	296,714,051
Mellon Capital Management 2C S&P Index Fund	102,661,604	169,736,208
Fidelity Management & Research Corp Freedom 2020 Fund	75,804,903	109,859,029
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(560,992,203) as follows:

Level 1	$(286,189,455)
Level 2	(274,018,138)
Level 3	(784,610)

$(560,992,203)

See “New Accounting Standard” in Note 2 above for discussion of the methodologies and assumptions used to determine the fair value of the Plan’s investments.
Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note 2.

	Balance				Balance
	December 31,				December 31,
	2008	Level 1	Level 2	Level 3	2007	Level 1	Level 2	Level 3
			(Dollars in millions)
Investments:
Mutual Funds	$481.5	$481.5	$—	$—	$734.2	$734.2	$—	$—
Goodrich Stock Fund	163.7	—	163.7	—	296.7	—	296.7	—
Unitized Separate Accounts	86.2	—	86.2	—	139.6	—	139.6	—
Brokerage Link	13.8	13.8	—	—	17.8	17.8	—	—
Collective Trust Funds and Investment Contracts	387.6	—	387.6	—	473.9	—	473.9	—
Wrapper on Investment Contracts	0.8	—	—	0.8	—	—	—	—
Participant Loans	45.4	—	—	45.4	43.8	—	—	43.8

Investments, at fair value	$1,179.0	$495.3	$637.5	$46.2	$1,706.0	$752.0	$910.2	$43.8

The tables below set forth a summary of changes in the fair value of the Plan’s level 3 investments, in millions, for the year ended December 31, 2008:

	Fair Value	Loan Repayment				Fair Value
	January 1,	(Principal and				December 31,
	2008	Interest)	Loan Withdrawals	Benefit Payments	Defaulted Loans	2008
Participant Loans	$43.8	$(17.1)	$21.4	$(2.0)	$(0.7)	$45.4

	Fair Value		Fair Value
	January 1,	Change in Fair	December 31,
	2008	Value (1)	2008
Wrapper on Investment Contracts	$—	$0.8	$0.8

(1)	The fair value is determined by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using an appropriate discount rate.
4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated July 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Goodrich Corporation Employees Savings Plan
EIN 34-0252680 Plan-002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of Investment, Including
Identity of Issue, Borrower, Lessor, or Similar	Maturity Date, Rate of Interest, Par or	Total Current
Party	Maturity Value	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID FIDELITY*	219,144
FIDELITY MANAGEMENT & RESEARCH CORP	FID PURITAN*	1,812,704
FIDELITY MANAGEMENT & RESEARCH CORP	FID TREND*	13,117
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL COMPUTERS*	73,603
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ELECTRONICS*	41,147
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONS STAPLES	1,286,045
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE STRATEGIES*	151,025
FIDELITY MANAGEMENT & RESEARCH CORP	FID GINNIE MAE*	1,178,305
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY MAGELLAN*	11,927,201
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONTRAFUND*	18,458,055
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME*	968,533
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH COMPANY*	955,978
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY INVST GR BD*	740,835
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH & INCOME*	13,402,987
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL SOFTWARE*	336,859
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTERMED BOND*	955,217
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AIR TRANSPRT*	276,587
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAPITAL & INCOME*	1,695,385
FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE STRATEGIES*	1,589,435
FIDELITY MANAGEMENT & RESEARCH CORP	FID MORTGAGE SEC*	159,919
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL GOLD*	6,478,418
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BIOTECH*	1,025,986
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY SVCS*	2,112,614
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INSURANCE*	74,756
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL RETAILING*	38,035
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY GOVT INCOME*	4,591,631
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENERGY*	3,595,238
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL LEISURE*	211,294
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HEALTHCARE*	753,936

	Description of Investment, Including
Identity of Issue, Borrower, Lessor, or Similar	Maturity Date, Rate of Interest, Par or	Total Current
Party	Maturity Value	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TECHNOLOGY*	383,156
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL UTILITIES GR*	640,138
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL FINANCIAL*	813,258
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL DEFENSE*	1,953,774
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BROKERAGE*	408,019
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CHEMICALS*	1,140,574
FIDELITY MANAGEMENT & RESEARCH CORP	FID INDEPENDENCE*	1,322,934
FIDELITY MANAGEMENT & RESEARCH CORP	FID OTC PORTFOLIO*	131,615
FIDELITY MANAGEMENT & RESEARCH CORP	FID OVERSEAS*	438,630
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TELECOMM*	155,078
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL HOME FINANCE*	108,016
FIDELITY MANAGEMENT & RESEARCH CORP	FID LEVERAGED CO STK*	5,832,859
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE*	285,004
FIDELITY MANAGEMENT & RESEARCH CORP	FID PACIFIC BASIN*	263,312
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INVS*	1,732,106
FIDELITY MANAGEMENT & RESEARCH CORP	FID BALANCED*	3,081,694
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL DISCOVERY*	2,046,293
FIDELITY MANAGEMENT & RESEARCH CORP	FID CAP APPRECIATION*	917,381
FIDELITY MANAGEMENT & RESEARCH CORP	FID CONVERTIBLE SEC*	434,128
FIDELITY MANAGEMENT & RESEARCH CORP	FID CANADA*	4,999,704
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY UTILITIES*	241,540
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP GROWTH*	879,789
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.5*	414,699
FIDELITY MANAGEMENT & RESEARCH CORP	FID DISCIPLINED EQTY*	474,551
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY LOW PR STK*	5,214,034
FIDELITY MANAGEMENT & RESEARCH CORP	FID WORLDWIDE*	185,127
FIDELITY MANAGEMENT & RESEARCH CORP	FID EQUITY INCOME II*	704,802
FIDELITY MANAGEMENT & RESEARCH CORP	FID STOCK SELECTOR*	218,942
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.7*	139,161
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY EMERG MRKTS*	2,907,190
FIDELITY MANAGEMENT & RESEARCH CORP	FID GR STRATEGIES*	146,977
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVERSIFIED INTL*	4,976,272
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.2*	392,112
FIDELITY MANAGEMENT & RESEARCH CORP	FID DIVIDEND GROWTH*	327,105
FIDELITY MANAGEMENT & RESEARCH CORP	FID NEW MARKETS INC*	2,108,445
FIDELITY MANAGEMENT & RESEARCH CORP	FID EXP & MULTINATL*	1,091,871
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOCUSED STOCK*	143,429
FIDELITY MANAGEMENT & RESEARCH CORP	FID GLOBAL BALANCED*	1,189,352
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL CAP APPREC*	215,153
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP INDEPEND*	546,039
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP STOCK*	1,657,240
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP STOCK*	105,427
FIDELITY MANAGEMENT & RESEARCH CORP	FID GROWTH DISCOVERY*	510,548
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP STOCK*	791,471
FIDELITY MANAGEMENT & RESEARCH CORP	FID EUROPE CAP APP*	268,596
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY NORDIC*	847,588
FIDELITY MANAGEMENT & RESEARCH CORP	FID ASSET MGR 0.85*	38,537
FIDELITY MANAGEMENT & RESEARCH CORP	FID LATIN AMERICA*	6,607,691
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN*	196,743

	Description of Investment, Including
Identity of Issue, Borrower, Lessor, or Similar	Maturity Date, Rate of Interest, Par or	Total Current
Party	Maturity Value	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID SOUTHEAST ASIA*	2,783,893
FIDELITY MANAGEMENT & RESEARCH CORP	FID CHINA REGION*	2,842,155
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL IT SERVICES*	16,833
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MED EQ & SYS*	1,180,519
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOUR IN ONE IDX*	356,364
FIDELITY MANAGEMENT & RESEARCH CORP	FID JAPAN SMALLER CO*	245,502
FIDELITY MANAGEMENT & RESEARCH CORP	FID MEGA CAP STOCK*	33,979
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRATEGIC INCOME*	1,769,834
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM INCOME*	5,046,301
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2000*	6,108,143
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2010*	45,549,033
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2020*	75,804,903
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2030*	40,037,500
FIDELITY MANAGEMENT & RESEARCH CORP	FID SM CAP RTMT*	211,527
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN TOTAL MKT INDEX*	1,059,353
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN EXTND MKT INDEX*	340,129
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN INTL INDEX*	1,626,234
FIDELITY MANAGEMENT & RESEARCH CORP	FID SHORT TERM BOND*	457,654
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTM GOVT INCOME*	1,850,694
FIDELITY MANAGEMENT & RESEARCH CORP	FID HIGH INCOME*	589,788
FIDELITY MANAGEMENT & RESEARCH CORP	FID FIFTY*	537,328
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL AUTOMOTIVE*	37,176
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MULTIMEDIA*	17,953
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MEDICAL DEL*	575,989
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL PAPER&FOREST*	4,370
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL BANKING*	364,224
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL MATERIALS*	729,458
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUST EQUIP*	46,715
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONSTR/HOUSE*	107,990
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL TRANSPORT*	293,362
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL GAS*	2,511,494
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NATURAL RES*	2,108,053
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL INDUSTRIALS*	204,111
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL ENVIRONMENT*	72,841
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL CONS DISCR*	29,330
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL COMM EQUIP*	53,759
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL PHARMACEUTCL*	67,951
FIDELITY MANAGEMENT & RESEARCH CORP	SPARTAN US EQ INDEX*	804,347
FIDELITY MANAGEMENT & RESEARCH CORP	FIDELITY US BD INDEX*	1,402,953
FIDELITY MANAGEMENT & RESEARCH CORP	FID INST SH INT GOVT*	716,932
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP VALUE*	603,941
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2040*	18,704,320
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP VALUE*	690,544
FIDELITY MANAGEMENT & RESEARCH CORP	FID LARGE CAP GROWTH*	373,419
FIDELITY MANAGEMENT & RESEARCH CORP	FID MID CAP GROWTH*	375,853
FIDELITY MANAGEMENT & RESEARCH CORP	FID INFLAT PROT BOND*	1,960,587
FIDELITY MANAGEMENT & RESEARCH CORP	FID ULTRASHORT BOND*	53,748
FIDELITY MANAGEMENT & RESEARCH CORP	FID FLOAT RT HI INC*	206,394
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL SMALL CAP*	1,249,262
FIDELITY MANAGEMENT & RESEARCH CORP	FID TOTAL BOND*	698,595

	Description of Investment, Including
Identity of Issue, Borrower, Lessor, or Similar	Maturity Date, Rate of Interest, Par or	Total Current
Party	Maturity Value	Value

FIDELITY MANAGEMENT & RESEARCH CORP	FID VALUE DISCOVERY*	1,257,123
FIDELITY MANAGEMENT & RESEARCH CORP	FID REAL ESTATE INC*	121,902
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL NET & INFSTR*	97,901
FIDELITY MANAGEMENT & RESEARCH CORP	FID SEL WIRELESS*	630,308
FIDELITY MANAGEMENT & RESEARCH CORP	FID BLUE CHIP VALUE*	296,132
FIDELITY MANAGEMENT & RESEARCH CORP	FID NASDAQ COMP INDX*	149,614
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2005*	285,498
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2015*	4,089,060
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2025*	4,739,048
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2035*	2,205,916
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRAT DIV & INC*	100,069
FIDELITY MANAGEMENT & RESEARCH CORP	FID FOCUSED HIGH INC*	59,722
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL REAL ESTATE*	141,066
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP GROWTH*	328,849
FIDELITY MANAGEMENT & RESEARCH CORP	FID SMALL CAP VALUE*	245,077
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL SM CAP OPP*	58,352
FIDELITY MANAGEMENT & RESEARCH CORP	FID STRAT REAL RET*	122,098
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN ST TR INDX INV*	700,696
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN INT TR INDX INV*	2,030,847
FIDELITY MANAGEMENT & RESEARCH CORP	SPTN LT TR INDX INV*	1,639,246
FIDELITY MANAGEMENT & RESEARCH CORP	FID INTL VALUE*	77,356
FIDELITY MANAGEMENT & RESEARCH CORP	FREEDOM 2045*	1,717,499
FIDELITY MANAGEMENT & RESEARCH CORP	FID FREEDOM 2050*	3,085,555
GOODRICH CORPORATION	2I COMPANY STOCK*	163,714,647
FIDELITY MANAGEMENT & RESEARCH CORP	BROKERAGELINK	13,811,297
JP MORGAN CHASE & CO	2A STABLE VALUE FUND	249,427,814
JANUS INTERNATIONAL HOLDING LLC	JANUS WORLDWIDE	1,667,769
JANUS INTERNATIONAL HOLDING LLC	JANUS OVERSEAS	9,562,785
JP MORGAN CHASE & CO	2F MID CAP FUND	31,027,818
JP MORGAN CHASE & CO	2B BOND FUND	55,807,565
T. ROWE PRICE GROUP, INC	2E LARGE CAP GROWTH	43,515,622
CAPITAL GUARDIAN INTERNATIONAL	2H INTL EQUITY FUND	36,349,349
THE BANK OF NEW YORK COMPANY, INC	2C S&P INDEX FUND	102,661,604
ALLIANCE CAPITAL MANAGEMENT L.P.	2D LARGE CAP VALUE	17,218,051
THE BOSTON COMPANY ASSET MANAGEMENT	2G SMALL CAP FUND	25,458,896
	NON INT BEARING CASH	5,000

		1,133,672,581
	LOANS TO PARTICIPANTS*	45,372,242

		$1,179,044,823

*	Indicates party-in-interest to the Plan.

Note:	Cost information has not been included above because all investments are participant directed

EXHIBIT INDEX
23	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP